UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE
REPORT

NAPCO SECURITY TECHNOLOGIES, INC.
(Exact name of the registrant as specified in its charter)

Delaware	0-10004	11-2277818
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

333 Bayview Avenue, Amityville, New York	11701
(Address of principal executive offices)	(Zip code)

Kevin S. Buchel	(631) 842-9400
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from
January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

The Conflict Minerals Report of Napco Security Technologies, Inc., filed as Exhibit 1.01 hereto,is publically available at www.napcosecurity.com.

Item 1.02 Exhibit

Napco Security Technologies, Inc. is filing the Conflict Minerals Report required by Item 1.01 of Form SD.

Section 2 - Exhibits

Item 2.01 Exhibit

Exhibit 1.01 – Conflict Minerals Report

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NAPCO SECURITY TECHNOLOGIES, INC.
(Registrant)

/s/ KEVIN S. BUCHEL	June 2, 2014
By: Kevin S. Buchel Chief Financial Officer	Date